06014136

SUPPL

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

RECEIVED 2006 JUN -5 P 1:30 OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 31, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 25, 2006	Stock Exchange Announcement Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985
May 26, 2006	Stock Exchange Announcement Holding(s) in the Company -- Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-101.doc
T: 062006

REG-Electrocomponents Holding(s) in Company

RNS Number:6932D
Electrocomponents PLC
26 May 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 25th May 2006 in accordance with Section 198 of the Companies Act that as at 24th May 2006, Barclays PLC, acting through it's business group and legal entities detailed below, had an interest in 13,937,895 Ordinary shares of Electrocomponents PLC representing a total of 3.20% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Legal Entity	Number of Shares	% held
Barclays Global Investors Japan Trust & Banking	487,018	0.111
Barclays Capital Securities Ltd	1,290,371	0.296
Barclays Capital Inc.	57,000	0.013
Gerrard Ltd	1,055,024	0.242
Barclays Global Investors Ltd	5,679,965	1.304
Barclays Life Assurance Co. Ltd	609,284	0.140
Barclays Global Investors Canada Ltd	29,502	0.006
Barclays Global Investors N.A.	3,247,922	0.746
Barclays Global Investors Australia Ltd	40,045	0.009
Barclays Global Investors Japan Ltd	41,551	0.009
Barclays Global Fund Advisors	1,400,213	0.321

Barclays PLC TOTAL
13,937,895 3.202

Registered Holder	Account Designation	Holding
Bank of Ireland	426353	874,622
Bank of New York		31,689
Barclays Capital Nominees Limited		57,000
Barclays Capital Nominees Limited		897,771
Barclays Capital Nominees Limited		392,600
Barclays Global Investors Canada		29,502
BIOSS Nominees Ltd	4224361	261,384
Chase Nominees Ltd	16376	220,776
Chase Nominees Ltd	28270	143,766
Gerrard Nominees Limited	660302	4,500
Gerrard Nominees Limited	660632	4,200
Gerrard Nominees Limited	660758	10,700
Gerrard Nominees Limited	768557	14,000
Gerrard Nominees Limited	770101	5,740
Gerrard Nominees Limited	774160	850
Gerrard Nominees Limited	777488	800
Gerrard Nominees Limited	777546	450
Gerrard Nominees Limited	781271	7,000
Greig Middleton Nominees Limited (GM1)		169,650
Investors Bank and Trust Co.		460,971
Investors Bank and Trust Co.		3,796
Investors Bank and Trust Co.		21,500
Investors Bank and Trust Co.		26,726
Investors Bank and Trust Co.		76,643
Investors Bank and Trust Co.		7,000
Investors Bank and Trust Co.		38,234
Investors Bank and Trust Co.		2.260,986
Investors Bank and Trust Co.		

Trust & Custody Services Bank
3,890

Total
13,937,895

CARMELINA CARFORA

Group Company Secretary

26th May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:6177D
Electrocomponents PLC
25 May 2006

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on Thursday, 25 May 2006 in accordance with Section 198 of the Companies Act that as of 16 November 2005, UBS AG, acting through its business group and legal entities, no longer have a notifiable interest in the Ordinary Shares of the Company.

CARMELINA CARFORA
Group Company Secretary
25 May 2006

END

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